High Yield Fund
# 77J

Reclassification of Capital Accounts


The Fund accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position
93-2: Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $9,125,958, decrease accumulated net realized loss on investments by $145,971,221 and decrease paid in capital in excess of par by $155,097,179. This was primarily due to the sale of securities purchased with market discount and the expiration of a portion of the capital loss carryforward for the year ended December 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.